PORTAGE BIOTECH INC.

NEWS RELEASE

PORTAGE BIOTECH DIVESTS PORTAGE PHARMACEUTICALS LIMITED TO JUVENESCENCE LTD

- Out-licensing agreement facilitates focus on the Company's immuno-oncology assets -

- Portage may be entitled to up to USD $244 million in future milestone payments -

Toronto, ON - (March 4, 2021) - Portage Biotech Inc. (NASDAQ: PRTG, CSE: PBT.U) ("Portage" or the "Company") a clinical stage immuno-oncology company accelerating research and development to overcome immune resistance, today announced the divestment of its three legacy businesses; Portage Pharmaceuticals Limited (PPL), including subsidiaries Portage Glasgow Ltd. and EyGen Ltd, to Juvenescence Ltd., a company developing therapies to transform the way people age. This asset disposition reflects a continuum of Portage's business strategy to focus on its pipeline of immuno-oncology platforms.

In exchange for the assets, the out-licensing agreement states that Portage may be entitled to receive up to USD $244 million in future milestone payments based on specified development criteria. The Company will also be eligible to receive royalties in the future on global net sales of products developed utilizing the PPL intellectual property.

Dr. Ian Walters, chief executive officer of Portage commented, "We are dedicated to the continued development of our immuno-oncology pipeline and the progression of our three products in clinical testing. Today's transaction reflects this commitment and enables us to direct both our personnel and capital resources towards our immuno-oncology programs while maintaining upside in the event that the assets developed using PPL's intellectual property are successfully commercialized."

This transaction is considered a related party transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on appropriate exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 in respect of these issuances.

About Portage Biotech Inc.

Portage is a clinical stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company's access to next-generation technologies coupled with a deep understanding of biological mechanisms enables identification of the most promising clinical therapies and product development strategies that accelerate the translation from the bench to human proof of concept. Portage's portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months.

About Juvenescence Ltd.

Juvenescence Ltd. is a life sciences company developing therapies to modify aging - increasing human health span and longevity. It was founded by Jim Mellon, Dr. Greg Bailey and Dr. Declan Doogan. The Juvenescence team are highly experienced drug developers, entrepreneurs and investors with a significant history of success in the pharmaceutical and consumer health sectors. Juvenescence will create, partner with or invest in new companies with longevity-related therapeutics, by in-licensing compounds from academia and industry, or forming joint ventures to develop therapeutics for longevity. Juvenescence believes that recent advances in science have greatly improved our understanding of the biology of aging and seeks to develop therapeutics with the possibility of slowing, halting or potentially reversing elements of aging. For further information, please visit: www.juvlabs.com

Forward-Looking Statements

This news release contains statements about the Company's information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:Media@portagebiotech.com

www.portagebiotech.com

Investor Relations

Chuck Padala

chuck@lifesciadvisors.com

Media Relations

Kate Caruso-Sharpe

kcaruso-sharpe@lifescicomms.com